SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Sybron Dental Specialties, Inc.

(Name of Subject Company)

Danaher Corporation

Smile Acquisition Corp.

(Name of Filing Persons—Offerors)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

871142105

(CUSIP Number of Class of Securities)

Daniel L. Comas

2099 Pennsylvania Ave., N.E., 12th Floor

Washington, D.C. 2006

202-828-0850

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

- Copies to -

Trevor S. Norwitz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer on Schedule TO is filed by Danaher Corporation, a Delaware corporation (“Danaher”) and Smile Acquisition Corp., a Delaware corporation (“Smile”) and an indirect owned subsidiary of Danaher. Pursuant to Exchange Act Rule 14d-2 and General Instruction D to Schedule TO, this Schedule TO relates to precommencement communications by Danaher and Smile.

Press Release

DANAHER CORPORATION ANNOUNCES $47 PER SHARE RECOMMENDED CASH TENDER OFFER FOR SYBRON DENTAL SPECIALTIES, INC., AND INCREASES FIRST QUARTER 2006 SALES AND EARNINGS GUIDANCE

Washington, D.C. and Newport Beach, CA, April 12, 2006 – Danaher Corporation (NYSE: DHR) and Sybron Dental Specialties Inc. (NYSE: SYD) jointly announced today that they have reached a definitive agreement pursuant to which Danaher is to make a cash tender offer to acquire all of the outstanding shares of Sybron Dental for $47.00 per share, for an aggregate price of approximately $2.0 billion, including transaction costs and net of cash acquired, to be followed by a second step cash-out merger at the offer price. In addition, Danaher expects to assume approximately $200 million of debt in connection with the acquisition.

The Board of Directors of Sybron Dental has unanimously recommended that the shareholders of Sybron Dental accept the offer. The offer is subject to customary conditions, including tender of a majority of the outstanding shares into the offer, and the absence of a material adverse change with respect to Sybron Dental. Danaher anticipates completing the offer in the second quarter of 2006.

Sybron Dental Specialties is a leading manufacturer of a broad range of consumables and small equipment for the dental professional, including the specialty markets of orthodontics, endodontics and implantology. Sybron Dental had annual revenues of approximately $650 million in the most recently completed fiscal year.

Danaher’s President and CEO, H. Lawrence Culp, Jr. said “The combination of Danaher and Sybron Dental makes very strong strategic and financial sense. Sybron’s consumables and small equipment offering are a logical extension of Danaher’s existing dental equipment portfolio and will allow us to more broadly serve the dental community. We also believe there are excellent opportunities to strengthen Sybron Dental as well as accelerate its growth with the application of the Danaher Business System. We look forward to working with this talented organization.”

Floyd W. Pickrell, Jr., Chief Executive Officer of Sybron Dental Specialties, said, “We firmly believe the transaction with Danaher serves the best interests of our shareholders and will provide numerous benefits for our employees and customers. Danaher is committed to investing in our business, promoting further innovation in our product development efforts, and enhancing efficiencies in our operations. We believe our combined efforts will help Sybron extend the leadership position we have built in attractive markets throughout the world.”

Credit Suisse Securities (USA) LLC acted as financial advisor to Sybron Dental, and Hughes Hubbard & Reed LLP and Quarles & Brady LLP provided legal counsel to Sybron Dental.

Danaher will hold a brief conference call today at 9:00 a.m. EDT to discuss this transaction. The dial-in number is 877-242-4594 reference ID Code 7940850. A telephone replay will be available by dialing 800-642-1687, ID Code 7940850. The replay will be available through April 19, 2006. The conference call and replay will also be available via webcast in the investor area of www.danaher.com.

Danaher also announced today that revenues for the first quarter of 2006 were $2.14 billion, an increase of 17.4% when compared to the first quarter of 2005. Core revenue growth for the quarter was 7.5%. Earnings per share for the first quarter of 2006 are anticipated to be slightly above the high end of the previously communicated range of $0.61-0.64 per share after accounting for stock option expense.

Danaher Corporation is a leading manufacturer of Professional Instrumentation, Industrial Technologies, and Tools and Components. (www.danaher.com)

Sybron Dental Specialties and its subsidiaries are leading manufacturers of both a broad range of value-added products for the dental profession, including the specialty markets of orthodontics, endodontics and implantology, and a variety of infection prevention products for use by the dental and medical professions.

NOTICE TO INVESTORS: This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Sybron Dental common stock described in this press release has not commenced. At the time the offer is commenced an indirect, wholly owned subsidiary of Danaher will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Sybron Dental will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Sybron Dental security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

Statements in this document regarding the proposed acquisition of Sybron Dental, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management’s beliefs, certain assumptions and current expectations. Any statements that are not statements of historical fact (including statements containing the words “believes,” “will,” “plans,” “anticipates,” “expects” and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to satisfy the merger agreement conditions and consummate the transaction, the ability of Danaher to successfully integrate Sybron Dental’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in Danaher’s Annual Report on Form 10-K for the year ended December 31, 2005. Danaher disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Please contact:

Andy Wilson

Vice President, Investor Relations

Danaher Corporation

2099 Pennsylvania Avenue, NW

12th Floor

Washington, D.C. 20006

Telephone: (202) 828-0850

Fax: (202) 828-0860

Bernard J. Pitz

Chief Financial Officer

Sybron Dental Specialties

100 Bayview Circle

Suite 6000

Newport Beach, CA 92660-8915

Telephone: (949) 255-8700

Script for Investor Conference Call – April 12, 2006

Andy Wilson: Thank you and good morning everyone. With me today is Larry Culp, our President and Chief Executive Officer and Dan Comas, our Executive Vice President and Chief Financial Officer. This call will be recorded and remain on our website www.danaher.com for one week.

I would like to point out that in order to help you understand the company’s direction, we will be making some forward-looking statements during the call, including statements regarding the proposed transaction between Sybron Dental Specialties and Danaher; the expected timetable for completing the transaction; future financial and operating results; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements that are not statements of historical fact. These forward-looking statements are subject to a number of risks and uncertainties, including those related to our ability to satisfy the purchase agreement conditions and consummate the transaction; our ability to successfully integrate Sybron’s operations and employees; our ability to realize anticipated synergies and cost savings; and the other factors described in our most recent Annual Report on Form 10K and other SEC filings. It is possible that actual results might differ materially from any forward-looking statements that we might make today, and we disclaim any intention or obligation to update any forward looking statements as a result of subsequent developments. We will be taking questions at the end of the prepared remarks.

With that I would like to turn the call over to Larry.

Larry Culp: Thanks Andy and good morning everyone. Given the proximity of today’s call to our first quarter earnings release which will be a week from Thursday, I would like to give you a quick update on the quarter. Revenues for the first quarter were $2.14 billion, an increase of 17.4% when compared to the first quarter of 2005. Core revenue growth contributed 7.5% of this increase as we experienced broad based strength across the portfolio. In addition, our earnings per share for the quarter are expected to be slightly above the high end of our previous guidance of $0.61-0.64 per share before the impact of any nonrecurring gains including the expected gain on the sale of our interest in First Technology which will likely be recognized in the second quarter of this year. We will provide more color on the first quarter results as well as our outlook for the remainder of the year during our earnings call scheduled for April 20th at 8:00 am and we will not be providing any further comment until that time.

I am very pleased to announce that we have reached an agreement with the Board of Directors of Sybron Dental Specialties to extend a tender offer for all of the outstanding shares of Sybron at a price per share of $47, representing a total consideration of approximately $2.0 billion including transaction costs and net of cash. In addition, Danaher would also assume approximately $200 million in debt. We believe that Sybron will be an excellent addition to our existing dental equipment portfolio.

Headquartered in Newport Beach, California, Sybron Dental Specialties is a leading manufacturer of dental consumables. The company generated revenues for the fiscal year ended September 30th, 2005 of approximately $650 million, had gross margins of 57% and operating margins of almost 20%. The company operates in two segments – Professional Dental and Specialty Dental.

Sybron’s Professional Dental business, led by its well established Kerr brand, represented approximately 53% of total revenues in fiscal 2005. The Professional Dental business produces a broad array of consumable products used by dental professionals, including restorative and impression materials, products designed for infection prevention, and visual magnification devices.

Sybron’s Specialty Dental segment, representing approximately 47% of 2005 revenues, is a leading supplier of orthodontic, endodontic and dental implant products used by dental specialists and orthodontists. The key brand here is Ormco.

We have been researching the $9 billion dental consumables market for several years, well before we completed our first dental equipment acquisition in 2004, and we find it very attractive.

As with dental equipment, favorable demographic trends and increasing demand for cosmetic services have sustained mid-single digit growth in this industry for many years. We believe that an aging global population combined with people’s desire to retain their natural teeth will continue to drive long term growth opportunities.

In addition, dental professionals are looking for ways to be more productive and offer more procedures. Today more than ever, dental professionals have a compelling reason to maximize their capacity for patient flow and offer a complete suite of procedures to satisfy their patients.

We are excited about this opportunity and find the strategic logic here compelling for both Danaher and Sybron for a number of reasons:

First, Sybron has a stable of very strong brands with leading market positions in an attractive growth industry. Sybron currently has a sales presence in 30 countries with approximately 55% of revenues in North America, 30% in Europe, and 15% in the rest of world. Its Kerr brand dating back to 1890 and its Ormco brand which is now almost 50 years old are considered two of the strongest franchises in dentistry. We anticipate historically favorable industry dynamics to continue to support solid growth.

Second, Sybron’s consumables and small equipment offering would represent a logical extension of Danaher’s dental equipment business. The combination would create a portfolio similar to the equipment and consumables mix we enjoy in a number of our existing businesses including VideoJet, Radiometer and Hach/Lange. While the channel to market for consumables and equipment is separated in developed markets, the acquisition of Sybron would allow us to leverage our respective strengths across both international and emerging markets. Sybron would also serve as the cornerstone for any future dental consumable acquisitions.

Finally, we believe it makes sense financially, affording us the opportunity to add value through the application of the Danaher Business System. Earnings per share accretion will be minimal in 2006, but is expected to be approximately $0.06 to $0.09 accretive in 2007 and it meets our return metrics.

In addition, I would like to thank Kenneth Yontz, Sybron’s Chairman, and Floyd Pickrell, Jr., the company’s President and Chief Executive Officer, and the rest of the Sybron team. We are pleased that the Sybron Board of Directors has unanimously recommended our tender offer and we look forward to a long and successful alliance with Sybron. Now let me turn the call over to Dan Comas and he will walk you through the process with respect to the tender offer.

Dan Comas: Thank you Larry. Good morning, let me provide a little background on the situation and our offer.

We expect to formally launch the tender offer next week. We will be offering $47 per share in cash representing an enterprise value of approximately $2.2 billion including the assumption of their debt.

The offer will be subject to customary conditions, including tender of a majority of the outstanding shares into the offer, regulatory approvals and the absence of any material adverse effect with respect to Sybron. As we have done with our other public company acquisitions, if a majority of the outstanding shares tender into the offer, we expect to acquire the remainder of the shares through a merger. We also expect to de-list the company following successful completion of the offer. We anticipate completing the offer in the second quarter of 2006.

Andy Wilson: Thanks Dan. We would now like to open it up to any questions you may have.